EXHIBIT 99.1

News Release

Rosetta Genomics and Precision Therapeutics Announce U.S. Commercial Launch of miRview® mets2

Medicare-Covered Assay Accurately Identifies Tumor of Origin in Cancer of Unknown Primary

PHILADELPHIA, REHOVOT, Israel, and PITTSBURGH (October 2, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, and Precision Therapeutics, Inc. (PTI), a life science company known for its expertise in the science of personalizing cancer therapy by advancing genomic testing and bioinformatics, today announced the commercial launch of the miRview® mets2 assay in the U.S. oncology market.

miRview® mets2, Rosetta Genomics’ flagship product, is an innovative diagnostic tool for clinicians in the evaluation of their Cancer of Unknown/Uncertain Primary (CUP) patients. Rosetta and PTI will be co-promoting the product in the U.S. and active promotion by both companies has commenced.

“We are excited to launch our co-promotional activities with PTI as we are confident that our combined efforts will make our miRview® mets2 assay more broadly available to the 200,000 patients diagnosed with CUP each year in the U.S. The accurate diagnosis of the tumor of origin is increasingly important as newly developed therapeutics are tumor-specific, and the swift and accurate identification of the primary tumor site allows physicians to develop optimal treatment plans,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “With the recent favorable Medicare coverage decision for miRview® mets2, the time is right to embark upon a targeted and active promotional campaign, and we believe that these efforts will drive market adoption and advance the commercial success of Rosetta.”

“We are especially pleased to be marketing the miRview® mets2 assay and are confident that our experienced oncology sales team will enhance the assay’s reach and access to physicians who diagnose cancer and who treat CUP patients, including pathologists and oncologists,” stated Sean McDonald, President and Chief Executive Officer of Precision Therapeutics. “We have spent the past weeks training our team on the clinical merits of this best-in-class CUP assay that provides greater accuracy in identifying these difficult-to-diagnose tumors of unknown or uncertain origin. Data from external validation studies and five peer-reviewed publications relating to the miRview® mets2 assay speak to the strong underlying clinical and analytical data supporting its utility in these cases.”

About Cancer of Unknown Primary Origin

According to the American Cancer Society, an estimated 2 to 5 percent of all cancer patients have metastatic (secondary) tumors for which routine testing cannot locate the primary site. This is called cancer of unknown primary origin. Patients may be diagnosed with cancer of unknown primary origin if the primary tumor is too small to be identified with routine imaging tests, it regresses (disappears) before a secondary tumor arises or the secondary tumor has several possible primary sites. Cancer of unknown primary origin can appear anywhere in the body, but is most commonly found in the lymph nodes, liver, lungs, bones or skin.

The miRview® mets2 assay measures the expression level of 64 microRNA biomarkers, which are then processed by an algorithm composed of two classifiers and a decision-maker that can accurately identify the origin of the patients’ tumor for 42 different cancer tissue types, with 85 percent sensitivity and 99 percent specificity. Clinicians use Rosetta Genomics’ assay to better diagnose CUP patients and get them on more optimal treatment plans.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets² accurately identifies the primary tumor type in primary and metastatic cancer including CUP. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® kidney accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets² test, 60,000 from miRview® meso, 54,000 from miRview® kidney and 226,000 patients from miRview® lung. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Precision Therapeutics

Precision Therapeutics, a privately held, leading life science company based in Pittsburgh, Pennsylvania, is dedicated to improving the outcomes of cancer patients by providing personalized medicine solutions that aim to increase quality of life and cancer survival rates. PTI offers a portfolio of products developed to help guide physicians and patients with difficult clinical decisions throughout the cancer care continuum. To learn more, visit www.precisiontherapeutics.com.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000 Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to Rosetta’s strategic plan and the market acceptance of Rosetta’s miRview® assays, particularly miRview® mets2, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000, ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Precision Therapeutics, Inc.	Bruce Voss
Sean McDonald, President & CEO	(310) 691-7100
(412) 432-1514	bvoss@lhai.com

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